UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 28 October, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	27th October 2010

AIB - Appointment of new Chairman

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] announces the appointment of Mr. David Hodgkinson as Director and interim Executive Chairman, subject to regulatory approval.  Mr. Hodgkinson will lead the Group through this difficult period and manage the process for the appointment of a Group Chief Executive.

Mr. Hodgkinson was Group Chief Operating Officer for and Member of the Group Management Board of HSBC Holdings plc from May 2006 until his retirement from the company in December 2008. Mr. Hodgkinson, who joined HSBC in 1969, has also served as Chairman of HSBC Bank Middle East Limited, HSBC Bank A S Turkey, Arabian Gulf Investments (Far East) Limited and HSBC Global Resourcing (UK) Ltd. He was a Director of HSBC Bank Egypt SAE, The Saudi British Bank, Bank of Bermuda Limited and HSBC Trinkaus Burkhardt. Other roles at the bank include Managing Director of The Saudi British Bank, and CEO of HSBC Bank Middle East Limited.

Since leaving HSBC, Mr Hodgkinson has been on the Advisory Board of PricewaterhouseCoopers, and the Advisory Board on Saudi Arabia for BAE Systems PLC, as well as lecturing on Banking at the Moller Centre, Churchill College Cambridge.

Speaking today, Mr. Hodgkinson said,"My objective is to work closely with all AIB stakeholders to tackle the serious challenges which confront the bank. We can take strength from the very strong franchise AIB enjoys in Ireland.  Our success in this endeavour is important not only to the bank, but also in restoring Ireland's economic strength."

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   28 October, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.